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MEDIA: Janet Ko
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INVESTORS: Kim Lee
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For Immediate Release:

MDS Announces Strategic Repositioning

Company Signs Agreement to Sell MDS Analytical Technologies to Danaher Corporation;
Plans Substantial Return of Sale Proceeds to Shareholders;
Announces Intent to Sell MDS Pharma Services

TORONTO, Canada, September 2, 2009 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today announced that it has entered into an agreement to sell its MDS Analytical Technologies business, a leading global supplier of drug discovery and life sciences research tools, to Danaher Corporation (NYSE: DHR) for $650 million in cash, and that it currently intends to return approximately $400 million to $450 million of the sale proceeds to its shareholders.   The completion of the sale is subject to shareholder and regulatory approval, and other closing conditions.

The Company also announced that it intends to sell its MDS Pharma Services business, a leading provider of innovative drug discovery and early-stage development solutions for pharmaceutical and biotechnology companies.  Upon completion of these transactions, the Company would be focused solely on its MDS Nordion business, which is a leading provider of medical isotopes for molecular and diagnostic imaging, radiotherapeutics and sterilization technologies.

These decisions follow a comprehensive strategic review by a Special Committee of independent Directors working with Management and financial and legal advisors.  The MDS Inc. Board of Directors believes the actions announced today are in the best interests of the Company and its shareholders, and unanimously recommends that shareholders vote in favor of the sale of MDS Analytical Technologies.

“The Board and Executive Management Team believe the proposed path forward provides the greatest opportunity to unlock the value of MDS businesses in the near-term and enables a substantial return of proceeds from the sale of the MDS Analytical Technologies business to shareholders,” said James S. A. MacDonald, Chairman of MDS Inc.’s Board of Directors.

Goldman, Sachs & Co. has provided an opinion to the Board of Directors of MDS Inc. to the effect that the consideration to be paid to the Company for the MDS Analytical Technologies business pursuant to the Sale Agreement is fair, from a financial point of view, to the Company.  In addition, Blair Franklin Capital Partners Inc. has provided an opinion that the consideration being received by the Company pursuant to the sale of the MDS Analytical Technologies business is fair, from a financial point of view, to the Company’s shareholders.

 “The economic downturn and the prolonged shutdown of Atomic Energy of Canada Ltd.’s (AECL) National Research Universal (NRU) reactor have created significant challenges for our businesses that contributed to this course of action,” said Stephen P. DeFalco, President and Chief Executive Officer of MDS Inc.  “During this process, our MDS Pharma Services and MDS Analytical Technologies businesses will remain focused on delivering exceptional service to customers.  MDS Nordion will remain focused on innovation and on building its market leadership in the provision of medical isotopes for molecular and diagnostic imaging, radiotherapeutics and sterilization technologies.”

MDS Analytical Technologies
Under the terms of the agreement, Danaher will acquire the MDS Analytical Technologies business, which includes approximately 1,100 employees operating in 10 countries.  Under a separate arrangement, Danaher has agreed to purchase the portion of the Applied Biosystems/MDS Analytical Technologies mass spectrometry joint-venture partnership held by Life Technologies Corporation.  Completion of each transaction is conditioned on the concurrent closing of the other transaction.

When completed, these transactions will create a fully integrated, industry-leading, global mass-spectrometry business.  In combination with MDS Analytical Technologies’ Drug Discovery and Bioresearch product lines, this newly integrated business will serve customers with an award-winning product line.

MDS is committed to working with Danaher, a strong company with a track record of successful acquisitions, to achieve a smooth and timely transition for customers and employees.

To approve the sale of MDS Analytical Technologies, a Special Meeting of Shareholders is expected to be held in October 2009.  The sale must be approved by two-thirds of the votes cast at the meeting.

MDS anticipates that a management proxy circular for the shareholder meeting will be mailed to shareholders later this month and will be available at www.sedar.com, www.sec.gov/edgar.shtml and www.mdsinc.com.  The transaction is expected to close in the fourth calendar quarter of 2009.

Proceeds from the Sale
Upon completion of the sale of the MDS Analytical Technologies business, MDS currently intends to return approximately $400 million to $450 million of the sale proceeds to shareholders by way of a share buyback through a Substantial Issuer Bid. The Company currently intends to initiate a Substantial Issuer Bid within 30 days following completion of the sale of its MDS Analytical Technologies business.

MDS also expects to use a portion of the proceeds, together with existing cash on hand, to retire all outstanding senior unsecured notes, pay transaction and restructuring costs and fund ongoing operations of the remaining business.

MDS Pharma Services
MDS also announced that it is actively seeking a buyer for its MDS Pharma Services business, which is focused on Early Stage operations (Discovery through Phase IIa).   MDS Pharma Services is a leader in molecular screening and profiling, has strength in bioequivalence and bioanalysis studies, and has one of the largest Phase I bed capacities in the industry.

A sale of the MDS Pharma Services business is expected to provide opportunities to build market leadership and to position the business to better serve global customers in an increasingly competitive contract research market.  As previously announced on June 1, 2009, MDS continues to seek a buyer for its Central Labs business.

Subsequent to the completion of a sale of the MDS Pharma Services business, the Company anticipates it would distribute a portion of the sale proceeds to shareholders.   There can be no assurance that MDS will complete a transaction involving MDS Pharma Services.  If MDS determines that there is not an acceptable transaction for MDS Pharma Services, it intends to retain and invest in building the business.

MDS Nordion
As a stand-alone business, MDS Nordion will continue to focus on building its core strengths and leadership position in providing medical isotopes for molecular imaging, radiotherapeutics and sterilization technologies.
Despite the current shutdown of AECL’s NRU reactor, MDS Nordion continues to deliver positive adjusted EBITDA and cash flow from sterilization technologies and radiopharmaceuticals.   MDS Nordion’s goal is to remain an innovative market leader delivering strong financial performance.

Assuming completion of the sale of MDS Analytical Technologies and MDS Pharma Services, MDS will remain as a publicly traded entity consisting solely of the MDS Nordion business.  The Company will continue to review its operational requirements and intends to take appropriate action to reflect the scope and complexity of MDS following the completion of these transactions.

MDS Inc. Third Quarter 2009 Outlook
In the third quarter, MDS Inc. will begin reporting MDS Pharma Services Late-Stage operations as discontinued operations to reflect the previously announced decision to divest Late-Stage operations and to focus MDS Pharma Services on the delivery of Early-Stage services only.  As a result, MDS has revised prior periods and expects to report second quarter results from continuing operations as net revenues of approximately $208 million and adjusted EBITDA of approximately $29 million, versus previously reported results for net revenues and adjusted EBITDA of $257 million and $31 million, respectively.

For the third quarter of 2009, MDS expects to report net revenues in the range of $190 million to $195 million and adjusted EBITDA in the range of $5 million to $10 million from continuing operations.  Third quarter results were negatively impacted by further softening in customer demand for Phase I services as customers continue to reprioritize their research-and-development pipelines in relation to economic pressures, pharmaceutical company mergers, reduced biotech funding and customer concerns regarding uncertainties created by the Company’s strategic review process. In addition, results for the quarter were negatively impacted by the unexpected shutdown of AECL’s NRU reactor.  As previously announced, the NRU outage reduces adjusted EBITDA by approximately $4 million per month.

MDS also expects to report third quarter 2009 cash flow in the range of $52 million to $57 million, including $35 million of proceeds related to the sale of Phase II-IV operations which closed on July 1, 2009.  The Company’s cash balance at July 31, 2009 is expected to be in the range of $295 million to $300 million.

The strategic repositioning actions announced today will be treated as a subsequent event for financial reporting purposes in the third quarter of 2009.

Conference Call
MDS will hold a conference call today at 8:00 a.m. EDT to discuss this morning’s announcement. The call will be Webcast live at www.mdsinc.com and will also be available in archived format at http://www.mdsinc.com/investors/webcasts_presentations.asp after the call.

Advisors
In connection with the transaction, Goldman, Sachs & Co., and RBC Capital Markets are acting as financial advisers to MDS, and Blair Franklin Capital Partners Inc. are acting as financial advisers to MDS’s Board of Directors.  Skadden, Arps, Slate, Meagher & Flom LLP and Fasken Martineau DuMoulin LLP are acting as legal counsel to MDS.  In addition, Goodmans LLP is acting as legal counsel to MDS’s Board of Directors.

Sale Agreement
The full text of the Sale Agreement for the sale of the MDS Analytical Technologies business will be available shortly at www.sedar.com and www.sec.gov/edgar.shtml.

Transaction Conditions
The transaction is subject to various conditions to closing, including the affirmative vote of at least 66 2/3% of the shareholders casting votes on the transaction, regulatory approvals, the concurrent closing of the Life transaction and other customary closing conditions. In addition, the Company has the right to terminate the Sale Agreement if, among other things, holders of more than 15% of the Company’s outstanding common shares have validly exercised their dissent rights in respect of the sale.

The Board of Directors of MDS has agreed that it will not solicit or initiate discussions or negotiations with any third party concerning any business combination or other material transactions involving MDS Inc. and its subsidiaries (other than transactions involving MDS Pharma Services and/or MDS Nordion, that do not involve any assets of the MDS Analytical Technologies business and that do not adversely affect the consummation of the transactions contemplated by the Sale Agreement). However, under the Sale Agreement, the Board of Directors has the right to respond to unsolicited proposals for the acquisition of all or substantially all of the assets or capital stock of MDS Inc. and/or the MDS Analytical Technologies business, all subject to the terms of the Sale Agreement. If the Board determines, among other things an alternative transaction is more favorable, from a financial point of view, to the Company’s shareholders, the Board is entitled to change its recommendation to shareholders, subject to Danaher’s right to make a revised proposal with respect to the acquisition of the MDS Analytical Technologies business and the obligation of the Company to hold the meeting and allow shareholders to vote on the sale of the MDS Analytical Technologies business to Danaher. In certain circumstances in which the Sale Agreement is terminated, including in the event that the Board adversely changes its recommendation with respect the sale of the MDS Analytical Technologies business to Danaher, the Company is required to pay to Danaher a termination fee of 4% of the consideration being offered by Danaher for the acquisition of the MDS Analytical Technologies business. The foregoing description is subject entirely to the terms of the Sale Agreement.

About Danaher Corporation
Danaher is a leading manufacturer of Professional Instrumentation, Medical Technologies, Industrial Technologies and Tools and Components (www.danaher.com).

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that customers need for the development of drugs and diagnosis and treatment of disease. MDS Inc. is a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 4,200 highly skilled people in 13 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements, including statements with respect to the proposed sale of the MDS Analytical Technologies business, the proposed use of proceeds from the sale, the strategy of the remaining business and the Company’s intention to sell other assets of the Company.  Some forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance, and are inherently subject to risks and uncertainties. MDS’s actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful implementation of structural changes, including restructuring plans, acquisitions and divestitures including the proposed sale of  the MDS Analytical Technologies business, technical or manufacturing or distribution issues, the competitive environment for MDS’s products and services, the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, the impact of our clients’ exercising rights to delay or cancel certain contracts, the strength of the global economy, the stability of global equity markets, the availability and cost of financing, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A, Annual Information Form, and Annual Report on Form 40-F for the fiscal year ended October 31, 2008, filed with the U.S. Securities & Exchange Commission.

Use of Non-GAAP Financial Measures
Non-GAAP measures, including terms such as net revenue, adjusted EBITDA, adjusted EPS, new orders and backlog, are used to explain the operating performance of the Company. These terms are not defined by GAAP, and MDS’s use may vary from that of other companies. MDS uses certain non-GAAP measures so that investors and analysts have a better understanding of the significant events and transactions that have had an impact on results, or may have an impact on MDS’s financial outlook. MDS provides a description of these non-GAAP measures and a reconciliation of these non-GAAP measures for actual results to GAAP financial results in its MD&A and Annual Report.

SOURCE MDS Inc.